               THIS COMMUNICATION IS FILED BY MEDCO RESEARCH, INC. IN CONNECTION
                 WITH AN OFFERING BY KING PHARMACEUTICALS, INC. OF SHARES OF ITS COMMON STOCK TO MEDCO'S SHAREHOLDERS PURSUANT TO A REGISTRATION STATEMENT
                                               ON FORM S-4 (FILE NO. 333-92575).



                   MEDCO RESEARCH/KING PHARMACEUTICALS MERGER


INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 (FILE NO. 333-92575) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY KING PHARMACEUTICALS, INC., INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. THESE DOCUMENTS ARE AVAILABLE FREE OF CHARGE AT THE SEC'S INTERNET SITE AT http://www.sec.gov. THESE DOCUMENTS (EXCLUDING EXHIBITS OTHER THAN THOSE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) ARE ALSO AVAILABLE FREE OF CHARGE UPON REQUEST DIRECTED TO KING PHARMACEUTICALS AT 501 FIFTH STREET, BRISTOL, TN 37620 OR MEDCO AT 7001 WESTON PARKWAY, CARY, NC 27513, AS APPLICABLE.

Statements contained in this presentation which are not historical facts are or may constitute forward looking statements under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. Forward-looking statements involve known and unknown risks that could cause the Company's actual results to differ materially from expected results. Factors that could cause actual results to differ materially include, among others, assimilation and other risks related to mergers; the high cost and uncertainty of the research, clinical trials and other development activities involving pharmaceutical products; the Company's ability to fund its activities internally or through additional financing, if necessary; the unpredictability of the duration and results of the U.S. FDA's review of New Drug Applications and Investigational New Drug Applications and/or the review of other regulatory agencies worldwide; the possible impairment of, or inability to obtain, intellectual property rights and the cost of obtaining such rights from third parties; intense competition; the uncertainty of obtaining, and the Company's dependence on third parties to manufacture and sell its products; results of pending or future litigation and other risk factors detailed from time to time in the Company's SEC filings. The Company does not undertake to publicly update or revise any of its forward looking statements even if experience or future changes show that the indicated results or events will not be realized.

                        MEDCO/KING - IMMEDIATE VALUE TO
                    MEDCO STOCKHOLDERS WITH UPSIDE POTENTIAL


-    The best value for Medco stock

-    An excellent strategic combination

-    A substantial premium over Medco's recent stock price

- Upside potential to MRE stockholders in the ownership of combined company's stock

               DISCIPLINED PROCESS TO SELECT BEST MERGER PARTNER


-    18 month-long process with Hambrecht & Quist

-    More than 20 potential partners considered

-    King provided the best financial and strategic opportunity

- Despite widespread publicity since the SWIB campaign, no third party - financial or strategic - has made an inquiry or proposal

               KING PHARMACEUTICALS - THE RIGHT PARTNER FOR MEDCO


-    These two companies are an excellent strategic fit

     -    Medco's R&D pipeline

     - King's manufacturing/cardiovascular-focused marketing/cardiovascular marketplace commitment

     - King's sales force - avoids expense and risks of Medco's development of its own sales force

     -    King's diverse product portfolio mitigates risks

                ECONOMICS ARE COMPELLING FOR MEDCO STOCKHOLDERS


- $34 per share equals 28% premium to closing price preceding announcement (37% premium to 30-day avg. cl. price preceding announcement)

-    Immediately accretive to King's earnings

-    Synergies: sales force and manufacturing capabilities

-    Revenue enhancement opportunities

-    Tax-free for Medco's stockholders

-    Greater liquidity for Medco's stockholders

                                     COLLAR

- If the average closing price of King shares during the 20 consecutive trading days ending on the third day preceding Medco's stockholder meeting is between $49.87 and $33.00 per share, the exchange ratio will be 0.6818 share of King common stock for each share of Medco stock

- If the average closing price for King is greater than $49.87, King will deliver the number of shares of King common stock necessary to provide a maximum purchase price of $34 per share of Medco stock at the average closing price for King

- If the average closing price for King is less than $33.00, King will deliver the number of shares of King common stock necessary to provide a minimum purchase price of $22.50 per share of Medco stock, at the average closing price for King

                 THE BEST OPPORTUNITY AVAILABLE TO STOCKHOLDERS


- SWIB is not offering an alternative transaction or strategy to enhance stockholder value

-    Eliminates the risk of Medco as a stand-alone company

-    Medco closed between $21.69 and $24.13 in October

                          "VALUATION NORTH OF $40"?* -
                          PREMIUM TO ANALYSTS' TARGETS


- SWIB's reference to ABN AMRO's 12-month price target of $39 per share (October 13, 1999)

     -    Applying a 15% discount (to reflect present value) = $33.90

-    Bigelow & Co.'s 12-month target price of $32 per share (November 1, 1999)

     -    Applying a 15% discount = $27.83


--------------------------------------------------------------------------------

          These Target Prices Support the Negotiated Transaction Price

--------------------------------------------------------------------------------


                      *See SWIB letter of January 12, 2000

                           "VALUE OF KING STOCK..." -
                     INCREASE SINCE THE MERGER ANNOUNCEMENT


-    SWIB cites potential threat of King's stock declining

     - King stock has increased approximately 37% since the merger announcement (as of 1/21/00)

     -    King has record of exceeding earnings expectations

     -    Altace(R) potential opportunity, e.g. recent supplemental NDA filing


                      *See SWIB letter of January 12, 2000

                           "DEAL STRUCTURE ISSUES"?*
                      BREAK-UP FEES AND OPTION AGREEMENTS


-    Break-up fees/option agreements customary

-    Over 20 companies approached without offer

-    Break-up fees/option agreements accepted in return for other considerations


                      *See SWIB letter of January 12, 2000

                      "PAYMENTS TO MEDCO'S CHAIRMAN" ?* -
                      TRANSACTION FEES WITHIN NORMAL RANGE


-    Medco CEO resigned July 1, 1999

- Chairman's fee is approximately equal to former CEO's change of control benefits

- Chairman's fee plus H&Q's fee combined within ordinary transaction fee range


                      *See SWIB letter of January 12, 2000

                      "DUAL ROLE OF HAMBRECHT & QUIST"?* -
                         INDEPENDENT ADVISORS ON MERGER


-    King represented by CS First Boston

- Value of Hambrecht & Quist's strong presence in the emerging biopharma industry sector

-    H&Q market making, security analyst and investment banking teams separate

-    H&Q has strong "Chinese Walls" to protect the integrity of its clients


                      *See SWIB letter of January 12, 2000



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                 THIS MERGER CREATES A NEW STRATEGIC COMPETITOR


-    King's marketing resources/diversified product line

     - eliminate negative earnings impact and risks associated with Medco's development of its sales force

     - mitigate the risks for developing drug portfolio on a stand-alone basis

     -    enhance Medco's adenosine receptor-based technology

-    Medco provides

     -     a research and development capability

     -     pipeline of product candidates




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                                    SUMMARY


-    The best value for Medco stock

-    An excellent strategic combination

-    A substantial premium over Medco's recent stock price

- Upside potential to MRE stockholders in the ownership of the combined company's stock